Exhibit 99.2

TRIAL SCHEDULE FOR CERTAIN CASES

Below is a schedule, as of February 23, 2018 setting forth by month the number of individual smoking and health cases against Philip Morris USA Inc. that are scheduled for trial through April 30, 2018.

2018

Engle progeny

February	0

March	1

April	2

As of February 23, 2018, there is one Engle progeny case in trial.

Other Individual Smoking & Health

February	0

March	0

April	2

As of February 23, 2018, there are no non-Engle progeny cases in trial.